ECOBLU PRODUCTS, INC.
909 West Vista Way
Vista, California 92083
909-519-5470

November 10, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Ecoblu Products, Inc.
Registration Statement on Form S-1
Filed: April 29, 2010
File No.: 333-166388

Dear Ms. Kim:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Ecoblu Products, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement and amendments thereto on Form S-1 filed with the Commission on April 29, 2010 (SEC File No. 333-166388) along with any exhibits filed thereto (the “Registration Statement”).

Such withdrawal is requested, as the Company decided not to register certain shares for resale. As a result, the Company determined that it should withdraw the S-1. Furthermore, no securities have been sold regarding the Form S-1 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

Ecoblu Products, Inc.

By:	/s/ Steven Conboy Steven Conboy Chief Executive Officer